SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. __)

                           U.S. Telesis Holdings, Inc.
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                                (Name of Issuer)


                         Common Stock, $0.001, per share
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                         (Title of Class of Securities)

                                   903447 10 0
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                                 (CUSIP Number)

                                 Charles Sander
                    c/o Piliero Goldstein Kogan & Miller, LLP
                               10 East 53rd Street
                               New York, NY 10022
                                 ( 212).478-8511
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                   May 4, 2005
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

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                   CUSIP NO. 903447 10 0
                             -----------                                                       PAGE 2 OF 6 PAGES----------
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    1      NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
           Charles Sander
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    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                        (A) [ ]
           (SEE INSTRUCTIONS)                                                                                      (B) [ ]
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    3      SEC USE ONLY
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    4      SOURCE OF FUNDS (SEE INSTRUCTIONS)
                    OO
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    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                                                             [ ]
           REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

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    6      CITIZENSHIP OR PLACE OF ORGANIZATION
                    United States of America
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                                    7      SOLE VOTING POWER

  NUMBER OF SHARES                               -16,072,855 -
 BENEFICIALLY OWNED
  BY EACH REPORTING                 8      SHARED VOTING POWER
     PERSON WITH
                                                 -0-
                                    9      SOLE DISPOSITIVE POWER

                                                 -16,072,855-

                                   10      SHARED DISPOSITIVE POWER

                                                 -0-
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11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  - 16,072,855 (represents shares of common stock issuable upon conversion of the Series A Preferred
           Stock pre-split.)-
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12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN                                              [ ]
           SHARES (SEE INSTRUCTIONS)
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13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    25.2%
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14         TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
                    [IN]

ITEM 1.  SECURITY AND ISSUER.

This Schedule 13D relates to 16,072,855 shares of Common Stock issuable upon 279,042.625 shares of Series A Convertible Preferred Stock (the "Series A Preferred Stock") of U.S. Telesis Holdings, Inc., a Delaware corporation (the "Registrant").

The principal executive offices of the Registrant are located at 1165 Via Vera Cruz, San Marcos, CA

ITEM 2.  IDENTITY AND BACKGROUND.

(a) This Schedule 13D is filed by Charles Sander (the "Reporting Person")

(b) The business address for the Reporting Person is 1165 Via Vera Cruz, San Marcos, CA.

(c) The Reporting Person is an officer of the Registrant and a director nominee.

(d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a citizen of the United States of America.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Effective May 4, 2005, the Registrant acquired Catcher, Inc., a Delaware corporation ("Catcher"), through a series of stock purchases with the shareholders of Catcher (the "Acquisition"), pursuant to which Catcher became a wholly-owned subsidiary of the Registrant. In connection with the Acquisition, the Registrant acquired (i) all of the issued and outstanding shares of common stock of Catcher in exchange for an aggregate of 34,911,900 shares of authorized, but theretofore unissued, shares of common stock of the Registrant,
(ii) all of the issued and outstanding Series A Preferred Stock of Catcher in exchange for 733,778 shares of authorized, but theretofore unissued, Series A Preferred Stock of the Registrant (which Series A Preferred Stock shall have the right to vote on an as-converted basis for 42,265,613 shares of Common Stock until the effectiveness of the reverse stock split described below). In addition, the Registrant assumed Catcher's obligations under its issued and outstanding warrants to purchase Catcher's common stock to issue an aggregate of 32,402,600 shares of Common Stock to the warrant holders.

Following consummation of the 1 for 7.2 reverse stock split contemplated by the Registrant, the Series A Preferred Stock shall convert into 5,870,223 shares of Common Stock. Accordingly, following such reverse stock split, there will be 12,500,348 shares of Common Stock outstanding and warrants to purchase 4,500,361 shares of Common Stock.

The Reporting Person personally acquired 279,042.625 shares of Series A Preferred Stock of the Registrant. Following the reverse stock split those shares of Series A Preferred Stock will convert into 2,232,341 shares of common stock of the Registrant.

ITEM 4.  PURPOSE OF THE TRANSACTION

The Reporting Person acquired the Securities in connection with the Acquisition. The Reporting Person presently considers the Securities an attractive investment and intends to review his investment on an ongoing basis. Such continuing review may result in the Reporting Person acquiring additional Securities in the open-market or in privately negotiated transactions, maintaining his holdings at current levels or selling all or a portion of his holdings in the open-market or in privately negotiated transactions. Any such actions the Reporting Person undertakes will be dependent upon, among other things, the availability of shares of

Common Stock for purchase and the price levels of such shares; general market and economic conditions; on-going evaluation of the Registrant's business, financial condition, operations and prospects; the relative attractiveness of alternative business and investment opportunities; the availability of funds for the purchase of additional shares of Common Stock; the actions of the management and Board of Directors of the Registrant; and other future developments. Although the foregoing reflects activities presently contemplated by the Reporting Person with respect to the Registrant the foregoing is subject to change at any time. Except as set forth above, the Reporting Person has no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN THE SECURITIES OF THE REGISTRANT.

(a) The Reporting Person beneficially owns 16,072,855 shares of Common Stock, which represent approximately 25.2% of Common Stock outstanding (based on 47,736,900 shares of Common Stock of the Registrant issued and outstanding as of May 12, 2005, pursuant to the Form 10Q filed with the Securities Exchange Commission on May 16, 2005).

(b) The Reporting Person has (i) the sole power to vote or direct the vote of the 16,072,855 shares of Common Stock issuable upon the Series A Preferred Stock and (ii) the sole power to dispose of or to direct the disposition of such shares of Common Stock.

(c) Except for the Acquisition described in Item 3, to the best knowledge and belief of the undersigned, no transactions involving the Common Stock have been effected during the past 60 days by the Reporting Person.

(d) Not applicable.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE REGISTRANT.

Registration Rights Agreement, dated as of May 4, 2005, by and among the Registrant and certain persons listed as signatories thereto filed as Exhibit No. 10.4 to the Form 8K filed with the Securities and Exchange Commission on May 10, 2005.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

N/A

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:    May 16, 2005


                                                /s/ Charles Sander
                                                ------------------------
                                                CHARLES SANDER